SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March 30, 2007

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BOARD OF DIRECTORS PROPOSAL

Dear Shareholders,

The Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo - SABESP has the satisfaction of submitting to the appreciation of the Annual and Extraordinary General Meetings, pursuant to its Bylaws and to article 131, of the Law 6404/76 and amendments, the present Proposal, which is part of the Call Notice of the Meetings, to be held on April 30, 2007, for the discussion of the following matters:

Annual General Meeting

I. Analysis of the Management’s Accounts and Financial Statements, supported by the reports of the Fiscal Council and External Auditors, related to fiscal year 2006, in compliance with the Management Report, the Balance Sheet and the corresponding Explanatory Notes.

II. Resolution on the allocation of the income of the period and transfer of the retained earnings balance to the investments reserve account.

The proposal for the allocation of the income of fiscal year 2006 complies with article 192, of Law 6404/76 and subsequent amendments:

Income of the period	R$ 872,662,646.65
(+) Realized Revaluation Reserve	R$ 102,271,851.94
(-) Interest on Own Capital	R$ 270,840,785.13
(-) Legal Reserve 5%	R$ 43,633,132.33
Retained Earnings	R$ 660,460,581.13

To meet the Company’s investment needs, estimated in the Multi-Year Investment Plan Capital Budget, in the amount of R$ 3,870.7 million for the period from 2004 up to 2007, we propose the transfer of R$ 660,460,581.13 from the retained earnings balance to the investments reserve account.

III. Election of the Board of Directors and Fiscal Council sitting and alternate members.

IV. Definition of the compensation of the Board of Directors, Audit Committee, Fiscal Council and Executive Office members.

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Extraordinary General Meeting

I. Analysis of the Board of Directors’ Reverse Stock Split proposal, as detailed below:

a) Reverse Split Factor = 125:1, i.e., each one hundred twenty five (125) common shares will correspond to one (01) common share after the reverse split;

b) Term for adjustment of the shareholding position = From May 3, 2007 up to June 1, 2007, shareholders, may, at their own discretion, by means of acquisition or sale, adjust their shareholding positions in multiple trenches of one hundred twenty-five (125) common shares, so that their shares do not generate fractions after the reverse split process;

c) Trading in Stock Exchange: As from June 4, 2007, the shares issued by Sabesp will start to be traded as grouped and quoted in Reais per share;

d) After the termination of the term for adjustment of the shareholding position, the eventual fractions resulting from the reverse split process shall be separated, grouped in whole numbers and sold in auction. The amounts resulting from the disposal shall be proportionally made available to the owners of these fractions;

e) Due to the reverse split factor to be used, the amount of common shares representing the Company’s capital stock will decrease from twenty-eight billion, four hundred seventy-nine million, five hundred seventy-seven thousand, eight hundred twenty-seven (28,479,577,827) to two hundred twenty-seven million, eight hundred thirty-six thousand, six hundred twenty-three (227,836,623) common shares. The fraction resulting from this division has been rounded off up, in order to prevent any loss to the Company’s shareholders, which, in the event of round off down, could be impaired at the moment of the composition of the fractions and/or in the repayment amount due as a result of the reverse split;

f) Adjustment in the ratio change of the American Depositary Receipt – ADR’s ratio change, at the ratio of 250:2, i.e., each ADR will correspond to 2 shares after the reverse spilt.

II. Amendment of the Bylaws: article 2, pursuant to Federal Law 11,445/07, article 5, resulting from the aforementioned resolution, and article 28, company’s organizational adequacy:

ARTICLE 2

FROM:

Company’s purpose is the following: (i) the planning, provision and operation of sanitation services throughout the territory of the state of São Paulo, including the collection, conveyance, treatment and distribution of water, and the collection, conveyance and final disposal of sewage, (ii) the marketing of these services and the benefits directly or indirectly arising out of its enterprises.

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TO:

Company’s purpose is the following: (i) the planning, provision and operation of sanitation services throughout the territory of the state of São Paulo, (ii) the marketing of these services and the benefits directly or indirectly arising out of its enterprises.

ARTICLE 5

FROM:

Company’s subscribed and totally paid in capital stock corresponds to three billion, four hundred and three million, six hundred eighty-eight thousand, five hundred sixty-five Reais, twenty three cents (R$3,403,688,565.23), represented by twenty-eight billion, four hundred seventy-nine million, five hundred seventy-seven thousand, eight hundred twenty-seven (28,479,577,827) book-entry registered common shares, with no par value. (emphasis added).

TO:

Company’s subscribed and totally paid in capital stock corresponds to three billion, four hundred and three million, six hundred eighty-eight thousand, five hundred sixty-five Reais, twenty three cents (R$3,403,688,565.23), represented by two hundred twenty-seven million, eight hundred thirty-six thousand, six hundred twenty-three (227,836,623) book-entry registered common shares, with no par value. (emphasis added).

ARTICLE 28

Inclusion of Paragraph 3

Paragraph 3 – The authority received by the attorneys-in-fact may be subrogated with or without the reserve of the same powers. The respective granting instrument may be signed solely by a grantor.

The Board of Directors remains at the entire disposal of the Shareholders for any additional clarifications.

São Paulo, March 30, 2007.

Dilma Seli Pena
Chairman of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: March 30, 2007

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.